FOR IMMEDIATE RELEASE

CLOROX ACQUISITION OF ARMOR ALL PRODUCTS CORPORATION CLEARS ANTITRUST REVIEW; LEGAL CHALLENGE TO ARMOR ALL ACQUISITION FILED IN DELAWARE

    Oakland, CA, December 16--The Clorox Company (NYSE:CLX) said today that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Act with respect to Clorox's acquisition of Armor All Products Corporation (NASDAQ:ARMR) and will not request additional information relating to the acquisition.

    Clorox will proceed with its cash tender offer for approximately 21.4 million Armor All shares which is scheduled to expire at 12:00 a.m. EST on December 30, 1996. Subject to the satisfaction of the other conditions to the tender offer, Clorox plans to accept for payment the approximately 21.4 million Armor All shares being sought in the tender offer.

    On December 4, 1996 a stockholder class action entitled Vogel v. Armstrong et al., C.A. No. 15401, was filed in the Court of Chancery in the State of Delaware against Armor All, Armor All's President and members of its Board of Directors, McKesson Corporation, the majority stockholder of Armor All and Clorox.

    The complaint in that action alleges that the Armor All directors breached their fiduciary duties by entering into an agreement to sell Armor All for a net price per share less than that offered by another party. It claims that, contrary to their fiduciary duties, the directors consummated the Merger Agreement in order to favor McKesson over Armor All's other stockholders. It also alleges that Clorox aided and abetted the breaches of fiduciary duty committed by the directors. The complaint requests that the court enjoin the proposed transaction or, alternatively, rescind the transaction and/or award damages in the event the transaction is consummated.

    The Clorox Company said there is absolutely no basis for the allegation. It will defend the case vigorously and does not expect it to delay the closing of the tender offer.

Contacts:

NEWS MEDIA

Fred Reicker
Office (510) 271-7291
Home: (510) 351-7548

INVESTMENT COMMUNITY

Karen Rose
(510) 271-7385
Ughetta Ugolini
(510) 271-2270